SMART Modular Technologies (WWH), Inc.
4211 Starboard Drive
Fremont, CA 94538
September 27, 2005
Mr. Timothy Buchmiller, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 Fifth Street, N.E.
Washington, DC 20549

Re:	SMART Modular Technologies (WWH), Inc. (the
“Registrant”) on Form S-4, File No. 333-127442
Dear Mr. Buchmiller:
     I have been requested by the Registrant to supplementally inform the Staff on its behalf that it is registering the exchange offer in reliance on the Staff’s position enunciated in the Exxon Capital Holdings, Morgan Stanley & Co. and Shearman & Sterling no-action letters.
     I have also been requested by the Registrant to represent to the Staff on its behalf that:
     (i) The Registrant has not entered into any arrangement or understanding with any person to distribute the new notes to be received in the exchange offer and, to the best of the Registrant’s information and belief, each person participating in the exchange offer is acquiring the new notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the new notes to be received in the exchange offer. In this regard, the Registrant will make each person participating in the exchange offer aware that if such person is participating in the exchange offer for the purpose of participating in a distribution of the new notes to be acquired in the exchange offer, such person (i) could not rely on the Staff position enunciated in the no-action letters referenced above and interpretive letters of similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a secondary resale.

     (ii) The Registrant will also make each person participating in the exchange offer aware that any broker-dealer who holds old notes acquired for its own account as a result of market-making activities or other trading activities may participate in the exchange offer so long as the broker-dealer has not entered into any arrangement or understanding with either Registrant or any of Registrant’s affiliates to distribute the new notes. The Registrant will also make each person participating in the exchange offer aware (and will include in the letter of transmittal a statement to the effect) that any broker-dealer who holds old notes acquired for its own account as a result of market-making activities or other trading activities and who receives new notes in exchange for such old notes in the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such new notes.
     If you have any questions or comments about the foregoing, please do not hesitate to contact me at (510) 624-8118.

Sincerely, By: /s/ Ann Nguyen Ann Nguyen General Counsel and Assistant Secretary

cc:     Alan Denenberg

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